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EXHIBIT 3.1
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Section 702 is amended as follows:

Section 702. Record Date. The Board of Directors may fix a record date for the
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determination of the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend, distribution or the allotment of any rights, or to exercise rights in respect to any change, conversion or exchange of shares, or for the purpose of any other action; provided, that such date shall not be more than fifty nor less than ten days before the date of such meeting, nor more than fifty days prior to any other action.

This amendment is effective September 25, 1997.